Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Apelab, Inc.
5200 W Century Blvd.
Los Angeles, CA 90045
https://www.zoe.com/

Up to $1,069,998.86 in Common Stock at $0.07
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Apelab, Inc.
Address: 5200 W Century Blvd., Los Angeles, CA 90045
State of Incorporation: DE
Date Incorporated: July 02, 2015

Terms:

Equity

Offering Minimum: $9,999.99 | 142,857 shares of Common Stock
Offering Maximum: $1,069,998.86 | 15,285,698 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.07
Minimum Investment Amount (per investor): $199.99

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time Based:

Super Duper Early Bird

Invest within the first 48h and receive 20% bonus shares

Super Early Bird

Invest within the next 72h and receive 15% bonus shares

Early Bird

Invest within the next 7 days and receive 10% bonus shares

Amount Based:

The Welcome Tier - $200+

Annual Zoe Pro License: Start using Zoe right away. The license includes access to all software, online training and support.

The Early Access Tier - $500+

All Above Perks+

Early Access to all Zoe new platforms: Be the first to try out iOS and Android today and give your feedback to the Zoe team! Future platforms will include Desktop, Mixed & Augmented Reality.

Invitation to Investor Community Group (Slack, FB or Discord, TBD)

The Creator Tier - $1,000+

All Above Perks +

Early Access to the Zoe creator marketplace: Be the first to publish your content on the Zoe Creator Marketplace when it launches and invite your first users to collaborate in our Metaverse.

The Ambassador Tier - $5,000+

All Above Perks +

Invitation to exclusive virtual investor event.

Your name engraved in the marketplace as a Zoe Ambassador

The Virtual Reality Tier - $10,000+

All Above Perks +

A Zoe VR kit which includes an Annual Zoe license and a VR headset with Zoe pre-installed.

Receive 5% of Bonus Shares

The Sponsor Tier - $25,000+

All Above Perks +

Become a Zoe Content Sponsor which will be featured on the Zoe Marketplace. Your sponsorship will support selected creators within the Zoe community to build an immersive learning experience on the topic of your choice, your name will appear in the credits and you will participate in the decision-making process of who gets the final prize.

Receive 10% of Bonus Shares

The Superhero Tier - $50,000

All Above Perks +

Dinner with the Founders

Lifetime Zoe Licenses

Receive 15% of Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Zoe (Apelab) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.07 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Zoe Immersive, Inc. (“Zoe” or the “Company”) offers a no-code 3D/spatial content creation toolset and creator marketplace, built around the Zoe App. Zoe allows creators of academic and training content the ability to provide premium, gamified educational content to learners of all kinds. Zoe caters to creators of all types -- from teachers, educators, parents, high school and college students.

Zoe was initially organized as Spatial Stories, Inc., a Delaware corporation on July 2, 2015, changed its name to Apelab, Inc. on January 15, 2016, and will again change its name to Zoe Immersive, Inc. in August 2021. The company has already reserved the name.

Competitors and Industry

Industry

Zoe's immediately addressable edtech segment is estimated at more than $150 billion per year in 2021 growing to $220+ billion by 2025. Edtech is growing at 16.3% and will grow 2.5x from 2019 to 2025 - reaching $404 billion in total global expenditure.

Competition

There are few formal learning platforms or marketplaces leveraging 3D technologies today. Those who do, such as Techrow, Labster or Engage, focus primarily on premade content where Zoe allows users to create and share content & deliver live multiplayer sessions. Most of Zoe's competitors are still focused on video or 2D web-based interfaces such as Coursera our Udemy.

"Big tech" companies such as Facebook, Unity and HTC have already partnered with the company through both co-marketing and funding opportunities.

Current Stage and Roadmap

Current Stage

Zoe is in its very early revenue generation phase, and this Reg CF is part of the first round of capital raising for Zoe (since it reorganized in late 2019 to address the edtech space). The Zoe App has approximately eight (8) institutional customers who license the Zoe App on a recurring basis, who in total represent approximately 500 individual users. Zoe also has approximately 500 individual users trying out the Zoe App or paying for a recurring license.

Future Roadmap

The product development roadmap for Zoe has been underway since early 2020, and the Zoe App has been released for both VR devices and mobile/tablet devices; multi-user support and marketplace development are both underway and due for release in 2022.

The Team

Officers and Directors

Name: Emilie Joly

Emilie Joly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July 15, 2015 - Present
  Responsibilities: Oversight of entire company, management of business development and strategic partnerships. Base salary currently authorized: $78,000/year.

Name: Maria Beltran

Maria Beltran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager of Product Development.
  Dates of Service: July 15, 2015 - Present
  Responsibilities: Oversight and product management. Base salary currently authorized: $78,000/year.

Other business experience in the past three years:

- **Employer:** Ecole Polytechnique fédérale de Lausanne
  Title: UX/UI Designer
  Dates of Service: July 01, 2018 - April 15, 2020
  Responsibilities: Designing tools for educational robots

Name: Sylvain Joly

Sylvain Joly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Design Manager
  Dates of Service: July 15, 2015 - Present
  Responsibilities: Oversight of company communications, websites. Management of company-wide design guidelines. Base salary currently authorized for Design Manager role: $78,000/year.

- **Position:** Secretary
  Dates of Service: July 05, 2015 - Present
  Responsibilities: Official company secretary. There is no additional

compensation currently authorized for this position.

Name: Marc Jackson

Marc Jackson's current primary role is with Seahorn Capital Group, Inc.. Marc Jackson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Acting CFO and Board Chair
  Dates of Service: July 15, 2015 - Present
  Responsibilities: Oversight of financial planning and operations; organizing corporate board meetings and actions. For the interim officer role, consulting wage for 2021 is variable based on finance-related success metrics and currently authorized up to an estimated $120,000/year

Other business experience in the past three years:

- **Employer:** Seahorn Capital Group, Inc.
  Title: Owner/CEO
  Dates of Service: January 01, 2003 - Present
  Responsibilities: Consultant; financial services compliance oversight.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not

intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a

return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for educational content creation. Our revenues are therefore dependent upon the market for educational content creation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Zoe App and related creator marketplace. Delays or cost overruns in the development of our Zoe App and related creator marketplace and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Zoe App and related content marketplace is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Zoe or in its computer systems could reduce the

attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Zoe could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Emilie Joly	55,139,891	Common Stock	31.1
Sylvain Joly	35,512,204	Common Stock	20.0
Maria Beltran	35,512,204	Common Stock	20.0

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and SAFE Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 15,285,698 of Common Stock.

Common Stock

The amount of security authorized is 208,645,443 with a total of 180,599,040 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Preferred Stock.

SAFE Convertible Notes

The security will convert into Common or preferred equity. and the terms of the SAFE Convertible Notes are outlined below:

Amount outstanding: $229,000.00
Maturity Date: November 20, 2030
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Future qualified round of financing (Nb: a RegCF campaign will not trigger conversion as this is not considered a "Direct Listing" under SEC rules).

Material Rights

These SAFE instruments are standard "YCombinator" SAFEs developed in conjunction with Cooley LLP and can be found here at: ycombinator.com/documents. These SAFE instruments use the YCombinator "POST-MONEY VALUATION CAP WITH DISCOUNT" standard form. UpCounsel also has a resource discussing the material terms of these SAFE instruments used by the Company, here at: upcounsel.com/safe-notes. The Company has not customized or modified any of the material terms of the standard form procured from the YCombinator SAFE website.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $450,000.00
  Number of Securities Sold: 29,391,768
  Use of proceeds: To build the company's core software tools.
  Date: February 06, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to Year ended December 31, 2019:

Revenue for fiscal year 2020 was $381,307, more than 12% increase compared to fiscal year 2019 revenue of $339,075. As a result of more focus on the EdTech and educational software market, our sales of prior (non-Saas/non-recurring) licenses of software actually decreased significantly and were replaced with recurring licenses sold in 2020 --of approximately 25% of net revenues in 2020 (i.e., "approximate" because we are unsure if more prior product customers who licensed our new Zoe product may renew as recurring customers in 2021 and beyond). We believe that all future sales will be Saas/recurring revenue sales of the Zoe product line.

Cost of sales in 2020 increased to $87,614 as a function of the beginning of our deployment of Zoe as a Saas product and may increase as we continue to deploy the Zoe product line."

Historical results and cash flows:

As we are just a the beginning of generating revenue with our new educational Saas-based software, we anticipate operating losses through the coming few quarters and can expect similar cash flows over those periods.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has accounts received from work on prior products, due later in 2021, and is currently awaiting decisions on grant proposals -- both of which could be sources of working capital in addition to its current equity fundraising efforts and/or product sales.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Our Reg CF campaign is anticipated to be important and possibly critical to the planned expansion of our operations and the achievement of our product development roadmap.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We are not certain that the Reg CF campaign's proceeds will be critical to the viability of the company, because we have other potential sources (grants, product sales, prior accounts receiveable); however, we believe we will rely on the proceeds of the Reg CF in order to launch the Zoe product line as planned -- which may provide as much as 75% of the funding required to complete and effectively launch the Zoe product line.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum ($10k), we will be able to operate the company for only 1-2 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum ($1.07M), we will be able to operate the company for 12-18 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Depending on the growth of sales from the launch of the Zoe product line, we may need to raise a "Series A" round of capital in order to remain viable.

Indebtedness

- **Creditor:** Bank of the West (PPP Loan)
  Amount Owed: $29,443.00
  Interest Rate: 1.0%
  Maturity Date: May 07, 2022
  Company procured $29,443 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgivable if the Company uses the funds in accordance with the SBA's regulations. The Company expects to

meet those requirements and have the loan forgiven.

- **Creditor:** Jackson SD Trust
  Amount Owed: $12,509.00
  Interest Rate: 0.0%
  Maturity Date: March 01, 2022
  Loan made to the Company by a Company insider (Jackson SD Trust, a fund controlled by Marc Jackson) totaling $12,509 and $10,100 as of December 31, 2020 and 2019, respectively. This is an unsecured advance of funds with no formal maturity (and no interest due if repaid by March 2022; thereafter interest increases to maximum of 5%).

Related Party Transactions

- **Name of Entity:** Jackson SD Trust
  Names of 20% owners: Marc Jackson
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $12,509
  Material Terms: Loan made to the Company by a Company insider (Jackson SD Trust, a fund controlled by Marc Jackson) totaling $12,509 and $10,100 as of December 31, 2020 and 2019, respectively. This is an unsecured advance of funds with no formal maturity (and no interest due if repaid by March 2022; thereafter interest increases to maximum of 5%).

Valuation

Pre-Money Valuation: $12,641,932.80

Valuation Details:

Our method for setting the CF campaign valuation of APELAB INC. (aka Zoe Immersive) has been primarily comparative with other similar valuations used for pre-revenue companies in the same segment and market. In 2020 and early 2021, the board accepted post-money SAFE valuations of $7M. We then evaluated several Reg CF valuations practiced in 2021, and determined the fair valuation of APELAB INC to be $12M for the instant Startengine-hosted Reg CF campaign.

Our valuation was set by the Company internally, without a formal-third party independent evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has approximately $229,000 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  Contuined software and technology along current roadmap.

- *Company Employment*
  46.5%
  Pay officer and management salaries.

If we raise the over allotment amount of $1,069,998.86, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  50.0%
  Continued software and product development in accordance with current roadmap.

- *Operations*
  30.0%
  New hires in product development and marketing.

- *Company Employment*
  16.5%
  Pay officer and management salaries.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.zoe.com/ (Investor relations section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zoeimmersive

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Apelab, Inc.

[See attached]

APELAB INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 1, 2021

To: Board of Directors, APELAB INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying consolidated financial statements of APELAB INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

APELAB INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	77,260	$	82,122
Other current assets		29,810		3,459
Total current assets		107,070		85,581
Fixed assets, net		448		664
Total Assets	$	107,518	$	86,246
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	22,737	$	22,517
Other current liabilities		43,144		66,534
Total Current Liabilities		65,881		89,050
PPP loans payable		29,443		0
Long-term notes payable, related party		12,509		10,100
SAFE instruments		600,720		450,000
Other long-term liabilities		33,890		0
Total Liabilities		742,443		549,150
SHAREHOLDERS' EQUITY				
Common stock		23,366		20,784
Retained deficit		(658,291)		(483,689)
Total Shareholders' Deficit		(634,925)		(462,905)
Total Liabilities and Shareholders' Deficit	$	107,518	$	86,246

APELAB INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 381,307	$ 339,075
Cost of goods sold	87,614	78,188
Gross profit	293,693	260,887
Operating expenses		
Marketing	3,440	531
Wages and salaries	391,078	275,495
Other general and administrative	72,062	60,674
Total operating expenses	466,580	336,700
Net Operating Income (Loss)	(172,887)	(75,813)
Other income (expense)	3,699	–
Grant income	–	46,201
Tax (provision) benefit	–	–
Net Income (Loss)	$ (169,188)	$ (29,612)

APELAB INC.
CONSOLIDATED STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY/(DEFICIT)
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Retained Deficit	Shareholders' Equity/(Deficit)
Balance as of January 1, 2019	**$ 20,784**	**$ (454,077)**	**$ (433,293)**
Net Income (Loss)		(29,612)	(29,612)
Balance as of December 31, 2019	**$ 20,784**	**$ (483,689)**	**$ (462,905)**
Equity adjustment	2,582	(5,414)	(2,832)
Net Income (Loss)		(169,188)	(169,188)
Balance as of December 31, 2020	**$ 23,366**	**$ (658,291)**	**$ (634,925)**

APELAB INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (169,188)	$ (29,612)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation	216	0
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	(26,351)	2,882
(Increase) Decrease in accounts receivable	0	26,904
Increase (Decrease) in accounts and credit cards payable	220	(18,556)
Increase (Decrease) in other current liabilities	23,390	(46,263)
Net cash used in operating activities	(171,713)	(65,604)
Investing Activities		
Purchase of fixed assets	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from loans payable, related party	2,409	10,100
Proceeds from PPP loans payable	29,443	0
Proceeds from other long-term liabilities	33,890	0
Proceeds from SAFE instruments	101,109	0
Net change in cash from financing activities	166,851	10,100
Net change in cash and cash equivalents	(4,862)	(55,504)
Cash and cash equivalents at beginning of period	82,122	137,626
Cash and cash equivalents at end of period	$ 77,260	$ 82,122

APELAB INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

APELAB INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on July 2, 2015. The Company use technological breakthroughs as storytelling tools to craft new ways of interacting with the digital world through a virtual reality-based software-as-a-service platform. The Company wholly owns a subsidiary based in Switzerland whose material results are consolidated in the presentation of these financial statements.

Since inception, the Company has relied on issuing SAFE instruments and revenue from product sales to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $77,260 and $82,122 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $448 and $664 of net fixed assets, respectively.

Intangible Assets
The Company has capitalized certain of its platform development costs. Once the platform is launched, the Company will amortize the balance of development costs over the useful life of the platform as a cost of revenue.

The Company reviews the carrying value of these intangible for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the use of its platform and the user fees generated. Additionally, the Company earns revenue through consulting revenue and records such revenue as services are performed.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the

nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company's primary obligations relate to loans made to the Company by a Company insider totaling $12,509 and $10,100 as of December 31, 2020 and 2019, respectively. This is an unsecured advance of funds with no formal maturity.

Additionally, the Company procured $29,443 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgivable if the Company uses the funds in accordance with the SBA's regulations. The Company expects to meet those requirements and have the loan forgiven.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any pending litigation against it.

NOTE 7 – SAFE INSTRUMENTS

The Company has issued simple agreements for future equity ("SAFEs") in exchange for cash used to fund the development and operation of the business. The SAFEs provide for the future conversion of the principal amount into equity at pre-arranged discount rates and valuation caps.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business other than the lending by an officer of the Company to the Company as discussed in Note 4.

As these transactions are between related parties, there can be no guarantee that the dealings represent similar terms as to what could be found in an arm's length setting.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain

developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through July 1, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Zoe Immersive, Inc.

Immersive 3D Creation Platform


EMPOWERING
NEW GENERATIONS
OF CREATORS

Website | Los Angeles, CA | GAMING

Zoe Immersive, a software company based in Los Angeles and Geneva, Switzerland, has launched Zoe - a remote learning solution and marketplace. Zoe is here to empower anyone to create and share interactive 3D learning experiences from anywhere.

$0.00 raised

0 Investors	$12.6M Valuation
$0.07 Price per Share	$199.99 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Reasons to Invest

- Zoe's immediately addressable Edtech segment is estimated at more than $150 billion per year in 2021 growing to $220+ billion.
- EdTech is growing at 16.3% and will grow 2.5x from 2019 to 2025 - reaching $404 billion in total global expenditure.
- There are few formal learning platforms or marketplaces leveraging 3D technologies today. Most of Zoe's competitors are still focused on video or 2D web based interfaces.

OVERVIEW

Introducing Zoe: A Remote Learning Metaverse Allowing Anyone to Build Interactive, Immersive Experiences


Helping learners
BUILD THEIR
DREAMS

We are here to help learners build their dreams - all through an interactive educational world.

At Zoe, we create sophisticated & accessible tools for no-code/low-code creators.

We founded Zoe because we noticed a lot of online tools were not engaging for today's 14-26 year-olds - nor were they easy to use. We strive to champion creators who seek to elevate 21st century game-based learning for the students, parents and educators of current and future generations.

Our goal is to disrupt the antiquated 20th century learning tools offerings with a new 3D/XR platform and open marketplace using the rapidly emerging “creator economy” model.

The Zoe Creator Marketplace is our answer to jump-start learning in a new era.

THE PROBLEM

Current Online Learning Lacks Engagement

Current online learning tools don’t typically provide engaging experiences.

Zoom and other 2D web-based learning platforms tend to be isolating - they don’t enable meaningful social interactions and hands-on activities.

Multiplayer online gaming platforms, however, gather billions of engaged users of all ages everyday. Our current education system hasn’t been taking advantage of how those same 3D technologies can increase engagement with learners and educators. Until now.


3D technologies can
INCREASE ENGAGEMENT
with learners and educators

THE SOLUTION

We are crafting new ways to interact with the digital world

Zoe provides the best of both worlds: **full 3D multiplayer collaboration** applied to real, formal learning modes.



**Some functionalities shown in these videos and images below may not yet be available in the current version of Zoe.*

We do this by facilitating the crowdsourced creation & distribution of game-like sessions, where learners can play & learn by creating & collaborating in virtual environments accessed from anywhere in the world.


IMPORT 3D MODELS
PROGRAM INTERACTIONS
PLAY YOUR EXPERIENCE

Zoe supports and fosters the EdTech Creator ecosystem, all so that learners and educators can...

- **Import 3D Models**: Simply drag and drop objects from local and online 3D libraries into your project
- **Program Interactions**: On-the-fly programming using an intuitive no-code system of conditions and actions
- **Play your Experience**: Jumping from creating to playing your experience at any time, directly within the app.

THE MARKET

We are Positioned for Growth in the Global Edtech Market

And here's why...

- Zoe counts its TAM at **$300 billion** in 2022 (source)
- Zoe's immediately addressable Edtech segmen is estimated at more than **$150 billion** per year in 2021 growing to **$220+ billion**
- EdTech is growing at **16.3%** and will grow 2.5x from **2019 to 2025** - reaching **$404 billion** in total global expenditure (source)


$227B
019
2020
2021
2022
2023
2024
2025

OUR TRACTION

Our Milestones Making Way for a Brighter Future

We break our significant traction milestones into two parts: **Industry Alliances** and **Pilot Creator Development.**

Industry Alliances

- Unity has partnered with Zoe to deliver a VR program available on Unity Learn Bringing Zoe to their millions of developers and creators.
- Facebook/ Oculus, a long-time partner of the company provides both funding and co-marketing opportunities. Zoe is currently featured on their new Oculus AppLab distribution channel. Pico, the leading VR hardware vendor in Asia, is partnering with Zoe to deliver hardware to institutions and businesses using the platform
- Epic has awarded Zoe with an Epic Megagrant to further develop the toolset HTC is both a hardware and development partner since 2016 and an early investor in Zoe
- Microsoft for Startups has partnered with us to bring Zoe to Microsoft EdTech ecosystem for both mobile and XR.
- Zoe was selected as an Elite 200 company by GSV and Finalist at their GSV cup (GSV Summit is the gold standard of conferences in EdTech)


GSV CUP
ELITE 200
FINALIST
WORLD'S MOST INNOVATIVE
EDUCATION + WORKFORCE TECH COMPANIES

Pilot Creator Development

- Zoe currently has multiple levels of pilot Zoe Marketplace Creators, who are customers onboarded and actively using the Zoe creation tools, and generating recurring revenue per month of approximately $15,000.
- Zoe has also built strategic relationships with several advanced learning institutions as a conduit for recruiting and testing the onboarding of Zoe Marketplace Creators.

WHAT WE DO

Hands-on Immersive Creation & Learning Platform



**Some functionalities shown in these videos and images below may not yet be available in the current version of Zoe.*

The Zoe App is a standalone cross-platform application - allowing anyone to create and host virtual learning spaces and games.


Through our platform,
creators invite students to
COLLABORATE, LEARN
and CREATE together in 3D.
Rotate Around
Object
Target
Rotate Axis
Clockwise
Angle
Time

**Some functionalities shown in these videos and images below may not yet be available in the current version of Zoe.*

Here's the breakdown on how Zoe is here for everyone:

For Individuals

Access the resources you need to create your first immersive experience. Our individual plan allows you to access all Zoe software for your own private use only or for commercial evaluation. It's the best way to get started with Zoe quickly!

For Businesses / Institutions

Take your institution to the next level with our business/institution plan. Turn your learners into XR makers, or use Zoe for commercial projects. All users get access to Pro accounts, online training resources and support. We help you with everything you need to get started, for hassle-free implementation!


ZOE VR APP

Zoe VR App is a standalone application where students can build their 3D environment and bring it to life through an intuitive programming interface. It can be used to tell stories, create games, explain processes or solve problems.

ZOE FOR UNITY



Zoe for Unity The plugin has been conceived precisely for XR (Extended Realities) technologies and the possibilities they offer. It enables creation of complex interactive experiences – without coding – deployed to different kinds of headsets, from virtual to augmented and mixed realities. Zoe for Unity is recommended from High School up to University level.

ZOE MOBILE APP



Zoe Mobile App With similar functions as for the standalone Zoe VR app, the Zoe Mobile App will be compatible with smartphones and tablets, making it our most accessible software tool yet. The Zoe Mobile App is now available for selected early access.

THE BUSINESS MODEL

Our Marketplace Model Has a Global Impact

We have begun selling pilot creator licenses in advance of launching the Zoe open marketplace this year.

This marketplace model will reach a large number of users - having the opportunity to make a greater impact on global learning. With an opportunity for infinite metaverses, creators can build their own 3D space in which they can host live sessions and monetize the content they create. This provides a community in which votes and sponsorships can help provide the highest quality of content available to learners. Some institutes that are already helping facilitate this are:

Here's our pricing breakdown:

- Creator SaaS licenses **$450 - $600** per year
- Intend to implement SaaS-type pricing tiers between **$29.99 - $49.99**

We believe revenue per creator will grow as more features are added to Zoe, and as marketplace network effects take hold.

The Zoe marketplace allows for creators and hosts to either give away or charge for their content - only for a 15% marketplace transaction fee. We are aiming for an open "gig" economy marketplace model where "prosumer" creators will eventually be able to support themselves on earnings from creating and selling content on the Zoe platform and marketplace -- similar to Roblox for game creators.

Here are some of our most recent data points showing our models effectiveness:

1000+ registered teachers & students total

On average, **20-90 teacher registrations** since June 2020

300+ student and educator creators from 8 educational institutions

17,000 single trials downloads on FB Oculus since March 2021

1,000+ Creator License inquiries and sign-ups

HOW WE ARE DIFFERENT

Ahead of the Game

There are few formal learning platforms or marketplaces leveraging 3D technologies today.

We believe most of Zoe's competitors are still focused on video or 2D web based interfaces. The few platforms supporting 3D and immersive environments provide pre-made content or experiences students have to go through - like a classic textbook.


Zoe allows for collaboration while facilitating HANDS-ON LEARNING

THE VISION

Provide today’s generation with skills needed for their career path

BY 2025...

we want to be the leader in the creator economy for educational technology

Led by a large community of prosumer-type individuals who host their content and earn part or all of their livelihood from the Zoe platform and marketplace - we believe this goal motivates students and educators alike, and is well within our reach.

By then, we want to have **tens of thousands** of valuable content items available for use by consumers - all on a marketplace that generates over **$1 billion** in gross transactions.

OUR LEADERSHIP

A Team of Experts in Extended Reality and Education

We have been working in the XR and immersive learning space for over 7 years - having successfully navigated its ups and downs by having a clear goal, and a strong vision for what we want to build.

With this, we’ve been able to attract top-tier talent and advisors, develop key partnerships, and secure substantial, non-dilutive funding to support our early years of perfecting our platform.

The founders, extended team and advisory board have a strong understanding and complementary set of proven skills to make emerging technologies usable by anyone.

THE FOUNDERS



EMILIE JOLY
CEO



MARIA BELTRAN
Head of Product Development



SYLVAIN JOLY
Head of Design & Communications

INVESTORS



JESSICA MILLSTONE
Managing Partner at Copper Wire Ventures



SHAUN DUBASH
Head of Digital at Emeritus



SOPHIE LAMPARTER
CEO at Dart



PEARLY CHEN
Head of Investments at HTC



ALEX FRIES
Managing Partner at Alpana Ventures



MARC JACKSON
Managing Partner at Seahorn Capital

ADVISORS



KWAKU ANING
Educator & Innovator



TIMONI WEST
Vice President of AR/VR at Unity



LEILA TOPLIC
Technology, AI &
Impact Executive



MICHAEL CARTER
Former Head of Education
Research at Apple

WHY INVEST

We are Empowering New Generations of Creators

Plus, the no-code software tools allow learners to be creative without feeling intimidated by the technology.


Our immersive learning platform is here to provide a
GROUNDBREAKING LEARNING EXPERIENCE!

With our establishment in the industry, and our ability to grow within our marketspace - we feel confident in our ability to be leaders in interactive online education.

Meet Our Team



Emilie Joly
CEO
Designer & Technologist specialized in Human Computer Interaction, Emilie has closed key partnerships & funding from Fortune 500 companies.

Maria Beltran
Head of Product Development
Maria has designed no-code software tools for educational robotics at the Swiss Federal Institute of Technology and leads product development activities for Zoe.

Sylvain Joly
Head of Design & Community
Award-winning Interaction Designer and specialist in digital communications, Sylvain guides Zoe's Creator community & platform design.



Marc Jackson
CFO & Board Member



Timoni West
Advisor | VP of VR/AR at Unity



Kwaku Aning
Advisor | Educator and Innovator



Leila Tolpic
Advisor | Technology, AI, Impact Executive



Michael Carter
Advisor | Former Head of Education Research at Apple



Jessica Millstone
Investor | Copper Wire Ventures



Pearly Chen
Investor | Head of Investments at HTC



Alexander Fries
Investor | Alpana Ventures



Shaun Dubash
Angel Investor | Head of Digital at Emeritus

Offering Summary

Company	Apelab, Inc.
Corporate Address	5200 W Century Blvd., Los Angeles, CA 90045
Offering Minimum	$9,999.99
Offering Maximum	$1,069,998.86
Minimum Investment Amount (per investor)	$199.99

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 142,857

Maximum Number of Shares Offered : 15,285,698

Price per Share : $0.07

Pre-Money Valuation : $12,641,932.80

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time Based:

Super Duper Early Bird

Invest within the first 48h and receive 20% bonus shares

Super Early Bird

Invest within the next 72h and receive 15% bonus shares

Early Bird

Invest within the next 7 days and receive 10% bonus shares

Amount Based:

The Welcome Tier - $200+

Annual Zoe Pro License: Start using Zoe right away. The license includes access to all software, online training and support.

The Early Access Tier - $500+

All Above Perks+

Early Access to all Zoe new platforms: Be the first to try out iOS and Android today and give your feedback to the Zoe team! Future platforms will include Desktop, Mixed & Augmented Reality.

Invitation to Investor Community Group (Slack, FB or Discord, TBD)

The Creator Tier - $1,000+

All Above Perks +

Early Access to the Zoe creator marketplace: Be the first to publish your content on the Zoe Creator Marketplace when it launches and invite your first users to collaborate in our Metaverse.

The Ambassador Tier - $5,000+

All Above Perks +

Invitation to exclusive virtual investor event.

Your name engraved in the marketplace as a Zoe Ambassador

The Virtual Reality Tier - $10,000+

All Above Perks +

A Zoe VR kit which includes an Annual Zoe license and a VR headset with Zoe pre-installed.

Receive 5% of Bonus Shares

The Sponsor Tier - $25,000+

All Above Perks +

Become a Zoe Content Sponsor which will be featured on the Zoe Marketplace. Your sponsorship will support selected creators within the Zoe community to build an immersive learning experience on the topic of your choice, your name will appear in the credits and you will participate in the decision-making process of who gets the final prize.

Receive 10% of Bonus Shares

The Superhero Tier - $50,000

All Above Perks +

Dinner with the Founders

Lifetime Zoe Licenses

Receive 15% of Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Zoe (Apelab) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.07 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $70. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[CEO speaking to camera + title overlayed]

Recent studies show, digital learning is a significant challenge.

(Put the source in the bottom: https://www.holoniq.com/notes/understanding-digital-transformation-in-higher-education

Yet, technology adoption is radically transforming the way we work and the demand for online training has skyrocketed

[motion graphics of statistics, Global EdTech expenditure is expected to nearly double by 2025. (Show source)

[[CEO speaking to camera] (So) isn't it time we give learning a massive upgrade?

Introducing Zoe, a learning platform built on top of the latest multiplayer gaming technologies, where anyone can create, publish and monetize interactive learning spaces from anywhere ! animated graphics showing how the marketplace works

Invite other users to collaborate live and learn together in an exciting hands-on environment! [Shots of zoe app creation/code input] [Shots of multiplayer + educational content] "*The above graphic contains images of our beta app which is currently not available for general use."

[[CEO speaking to camera] Our mission is to change the way we learn by providing today's generation the skills they need to secure their future within the new work economy.

Our community has already grown with thousands of individuals and institutions around the world-

[Quote from power user Kwaku goes here with images of students creating]

[Partner Logos] We've partnered with Unity, HTC and Oculus to distribute Zoe to millions of users

[[CEO speaking to camera] We invite you to join our community, and help us create a meaningful impact in the edtech industry!

[Call to Action: invest today www.startengine/zoe www.zoe.com]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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